                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934

For the transition period from                       to

Commission file number:  001-15166

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   All * AmerUs Savings and Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                AmerUs Group Co.
                                699 Walnut Street
                            Des Moines, IA 50309-3948

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FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

All * AmerUs Savings and Retirement Plan
Years Ended December 31, 2003 and 2002

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                    All * AmerUs Savings and Retirement Plan

                 Financial Statements and Supplemental Schedule

                     Years Ended December 31, 2003 and 2002

                                    CONTENTS

Report of Independent Registered Public Accounting Firm ........    1
Audited Financial Statements
Statements of Net Assets Available for Benefits ................    2
Statements of Changes in Net Assets Available for Benefits .....    3
Notes to Financial Statements ..................................    4
Supplemental Schedule
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)   12

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[ERNST & YOUNG LOGO]              - ERNST & YOUNG LLP     - Phone: (515)243-2727
                                    801 GRAND AVENUE        www.ey.com
                                    SUITE 3400
                                    DES MOINES, IA 50309

            Report of Independent Registered Public Accounting Firm

The Board of Trustees
All * AmerUs Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of All * AmerUs Savings and Retirement Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP

Des Moines, Iowa
May 27, 2004

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                    All * AmerUs Savings and Retirement Plan

                Statements of Net Assets Available for Benefits

                                           DECEMBER 31
                                        2003           2002
                                    ------------   ------------
ASSETS
Investments                         $106,737,373   $ 83,215,723
Employer contributions receivable      3,261,690      2,934,468
                                    ------------   ------------
Net assets available for benefits   $109,999,063   $ 86,150,191
                                    ============   ============

See accompanying notes.

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                    All * AmerUs Savings and Retirement Plan

           Statements of Changes in Net Assets Available for Benefits

                                                             YEAR ENDED DECEMBER 31
                                                             2003             2002
                                                         -------------    -------------
Additions:
   Investment income (loss):
     Interest and dividends                              $   2,716,906    $   1,605,980
     Net unrealized and realized gains (losses) on
        investments                                         15,328,428      (12,640,582)
                                                         -------------    -------------
                                                            18,045,334      (11,034,602)
   Contributions:
     Employer                                                6,339,869        8,326,734
     Employees                                               4,529,375        4,321,670
                                                         -------------    -------------
                                                            10,869,244       12,648,404

   Transfer of net assets from other plans                     789,280          388,957
   Transfer of net assets resulting from plan merger         1,642,972                -
                                                         -------------    -------------
Total additions                                             31,346,830        2,002,759

Deductions:
   Benefits paid to participants                            (7,497,958)      (8,760,900)
                                                         -------------    -------------
Net additions (deductions)                                  23,848,872       (6,758,141)

Net assets available for benefits at beginning of year      86,150,191       92,908,332
                                                         -------------    -------------
Net assets available for benefits at end of year         $ 109,999,063    $  86,150,191
                                                         =============    =============

See accompanying notes.

                    All * AmerUs Savings and Retirement Plan

1. DESCRIPTION OF PLAN

The following description of the All * AmerUs Savings and Retirement Plan (the
Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a contributory defined contribution plan covering all employees of AmerUs Group Co., (the Company or AmerUs). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective April 1, 2003, the CMIC 401(k) Profit Sharing Plan of Creative Marketing International Corporation merged into the Plan. Creative Marketing International Corporation is wholly owned by AmerUs Annuity Group, which is wholly owned by AmerUs Group, Co.

ELIGIBILITY

Employees are eligible to participate the first of the month coinciding with, or next following, their hire date. Full-time employees and part-time employees who are scheduled to work fewer than 20 hours per week are eligible if the employee has earned 1,000 hours of service during (a) the one-year period which commences on his date of employment, or (b) any Plan year subsequent to the employee's date of employment.

CONTRIBUTIONS

Participants may contribute up to 50% of annual base salary, overtime pay, short-term disability plan payments, and bonuses (W-2 compensation), but excluding sign-on bonuses, long-term incentives, moving expenses, severance payments, flexible benefit credits taken in cash, car allowances, fitness reimbursements, and exam awards. In addition, participants may contribute flexible benefit credits to the Plan as pretax contributions. Contributions of flexible benefit credits shall be made at the time and in the manner specified in the flexible benefit plan. The amount contributed per year shall not exceed $12,000 in 2003 and $11,000 in 2002. The annual contribution to all retirement benefit plans shall not exceed the lesser of $40,000 or 100% of the participant's compensation, subject to certain limitations.

                    All * AmerUs Savings and Retirement Plan

Any individual who becomes an eligible employee for the first time (or again becomes an eligible employee after a period of ineligibility) and does not make any election of before-tax contributions, will default to a 2% of compensation contribution election to the Plan.

The Company contributes 125% of the participant's contribution up to the first 4% of pay contributed, which is called the "company match." The Company also contributes 4% of compensation as of the end of the Plan year, which is called a "core contribution." The Company's "core contribution" is made as a combination of cash and Company stock, with the cash portion being contributed to the Money Purchase Pension component of the Plan and the stock portion being contributed to the Employee Stock Ownership (ESOP) component of the Plan. Each business unit within the Company could elect a "profit sharing contribution" to be allocated among participants employed by the business unit.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution, the Company's contribution, and an allocation of Plan net earnings. Allocations of net earnings are based on account balances, as defined. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the vested benefit that could be provided from the participant's account.

VESTING

A participant's interest in pre-tax employee contributions and rollover contributions is fully vested and nonforfeitable at all times. After one year of service, the participant is fully vested in the portion of the participant's account attributable to employer matching contributions. After five years of service, the participant is fully vested in the core contribution, profit sharing contributions, and any interim benefit supplement.

PAYMENT OF BENEFITS

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant's account; regular installments paid monthly, quarterly, or annually over a period designated or dollar amount specified by the participant, not to exceed the participant's life expectancy; a joint and 50% survivor annuity for the lives of

                    All * AmerUs Savings and Retirement Plan the participant and spouse, which is purchased from a life insurance company with the proceeds from the participant's account; or a participant may elect to rollover the value of the account into another company's plan or into an established individual retirement account.

INVESTMENT OPTIONS

Participants may direct contributions in 1% increments among 16 core investment options, including 14 mutual funds offered by American Century Services Corporation, investments through American Century Personal Choice Retirement Account (PCRA) or common stock of AmerUs. Participants are limited to 50% of their vested account balance (minimum of $1,000) in the American Century Personal Choice Retirement Account or common stock of AmerUs.

Ultra Investors Fund - funds invested in stocks of larger companies with a long-term capital growth potential.

Vista Investors Fund - funds invested primarily in stocks of small to medium-sized companies with long-term capital growth potential. This fund was frozen and made unavailable for new contributions effective January 1, 1999.

International Growth Fund - funds invested in companies of all sizes located in foreign countries.

Value Fund - funds invested primarily in equity securities of well-established companies that are believed to be undervalued at time of purchase.

Strategic Allocation: Aggressive Fund - funds invested in a diversified portfolio of stocks, bonds, and money market securities. The fund's targeted mix of assets is 75% stocks, 20% bonds, and 5% money market securities.

Strategic Allocation: Moderate Fund - funds invested in a diversified portfolio of stocks, bonds, and money market securities. The fund's targeted mix of assets is 60% stocks, 30% bonds, and 10% money market securities.

Strategic Allocation: Conservative Fund - funds invested in a diversified portfolio of stocks, bonds, and money market securities. The fund's targeted mix of assets is 40% stocks, 45% bonds, and 15% money market securities.

                    All * AmerUs Savings and Retirement Plan

Stable Asset Fund - funds invested exclusively in a diversified pool of high quality fixed income securities.

Income & Growth Fund - funds invested in large U.S. companies whose stocks appear undervalued.

J.P. Morgan U.S. Small Company Opportunities Fund - funds invested primarily in the common stocks of small U.S. companies whose market capitalization are greater than $150 million and less than $1.25 billion when purchased.

Diversified Bond Fund - funds invested in high and medium grade, nonmoney market debt securities. They are payable in U.S. or foreign currencies, including corporate bonds and notes, government securities, and securities backed by mortgages or other assets.

Real Estate Fund - funds invested exclusively in stocks of companies in the real estate sector.

Barclays Global Investors S&P 500 Stock Fund - funds invested in stocks of larger companies with market capitalization of $10 billion or more providing a blend of long-term growth potential and securities believed to be undervalued at time of purchase.

Royce Low-Priced Stock Fund - funds invested primarily in small companies that are believed to be undervalued at time of purchase.

Common Stock of AmerUs - funds invested in common stock of AmerUs. For reporting purposes, AmerUs stock represents both common stock held under the AmerUs stock core investment fund and stock held under the ESOP component of the Plan.

Charles Schwab & Co. Inc. (Schwab) Personal Choice Retirement Account - funds allow the individual participant to purchase the mutual funds, stocks, and bonds offered through Schwab.

                    All * AmerUs Savings and Retirement Plan

PARTICIPANT LOANS

Participants may borrow from their fund accounts. Maximum allowable borrowings are 50% of the participant's vested account balance, not to exceed $50,000. The minimum borrowing is $1,000. The loans bear interest at rates established by the AmerUs Benefit and Pension Committee. Interest rates ranged from 4.0% to 10.0% at December 31, 2003 and from 4.25% to 9.5% at December 31, 2002.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

ADMINISTRATIVE EXPENSES

The Company pays all expenses of the Plan, with the exception of loan origination fees, which are charged directly to the participant's account.

2. SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in mutual funds and common stock of AmerUs is reported at fair value, based upon the latest quoted market price. Participant loans are valued at their unpaid principal balance, representing estimated fair value.

The marketable securities in the PCRA, which include common stocks, mutual funds, bonds and a money market fund, are reported at fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                    All * AmerUs Savings and Retirement Plan

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PLAN AMENDMENTS

The Company has amended the Plan to maintain their favorable determination letter status from the IRS and to follow the provisions required by the GUST. These amendments do not have a material effect on net assets individually or in aggregate. The four amendments change the following: 1) It provides participants with an election to have allocated dividends with respect to vested ESOP shares paid to the participant or retained in the participant's account and add provisions relating to the allocation of dividends on non-vested shares, 2) The definition of Eligible Nonelective Contribution Employee is amended to include individuals who terminated employment on or after October 1, 2002 due to the indefinite closure of an office location or elimination of the individual's position provided that the individual does not terminate employment prior to the date established by the employer, 3) Any participant whose position was eliminated during the period from September 1, 2001 to December 31, 2003 shall have a fully vested interest in their account balance upon their termination of employment provided that during the period beginning January 1, 2003 and ending December 31, 2003 this provision will not apply if the employee terminates employment prior to the termination date established by AmerUs, and 4) The Plan is amended to provide that a plan loan of a participant who is terminated by reason of an office closure or the elimination of the participant's position will not be accelerated, provided that the participant does not terminate employment prior to the date established by the employer.

                    All * AmerUs Savings and Retirement Plan

3. INVESTMENTS

Participants have no investment direction authority over that portion the AmerUs common stock related to the non-vested ESOP Company core contributions. A summary of the significant components of the changes in the ESOP portion of the AmerUs common stock is as follows:

                                                               YEAR ENDED DECEMBER 31
                                                                2003            2002
                                                            ------------    ------------
AmerUs Group Co. common stock, beginning of year            $  8,329,883    $  8,114,345
Dividend income                                                  114,386         116,836
Net unrealized and realized gains (losses) on investments      1,931,790      (1,912,466)
Employer contributions                                         1,385,968         946,409
Benefits paid to participants                                 (1,637,941)     (1,400,326)
Net transfers (from) to other investments                        (50,151)      2,465,085
                                                            ------------    ------------
AmerUs Group Co. common stock, end of year                  $ 10,073,935    $  8,329,883
                                                            ============    ============

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                         DECEMBER 31
                                      2003          2002
                                   -----------   -----------
American Century Funds:
   Ultra Investors Fund            $12,344,034   $ 8,994,498
   International Growth Fund         5,868,553     4,479,373
   Value Fund                       11,612,023     8,908,075
   Stable Asset Fund                21,370,523    20,394,276
   Income & Growth Fund             14,687,247    10,628,945
Common stock of AmerUs Group Co.    14,436,914    11,182,327

                    All * AmerUs Savings and Retirement Plan

During the years ended December 31, 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

                       DECEMBER 31
                   2003            2002
               ------------    ------------
Mutual funds   $ 12,551,235    $(10,000,396)
Common stock      2,777,193      (2,640,186)
               ------------    ------------
               $ 15,328,428    $(12,640,582)
               ============    ============

4. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated July 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

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                             Supplemental Schedule

                     All * AmerUs Savings and Retirement Plan
                                EIN - 42-1458424
                                    Plan 102

                   Schedule H, Line 4(i) - Schedule of Assets
                             (Held at End of Year)

                                December 31, 2003

                                                                    DESCRIPTION OF INVESTMENT,
     IDENTITY OF ISSUE, BORROWER,                                 INCLUDING MATURITY DATE, RATE                        CURRENT
       LESSOR OR SIMILAR PARTY                                  OF INTEREST, PAR OR MATURITY VALUE        COST          VALUE
--------------------------------------                         ------------------------------------   ------------   ------------
PARTICIPANT DIRECTED:
American Century Funds*:
   Ultra Investors Fund                                                   463,191 shares                             $ 12,344,034
   Vista Investors Fund                                                    82,353 shares                                1,032,704
   International Growth Fund                                              739,112 shares                                5,868,553
   Value Fund                                                           1,548,270 shares                               11,612,023
   Strategic Allocation: Aggressive
     Fund                                                                 559,885 shares                                3,902,400
   Strategic Allocation: Moderate Fund                                    741,864 shares                                4,710,837
   Strategic Allocation: Conservative
     Fund                                                                 201,967 shares                                1,106,778
   Stable Asset Fund                                                   21,370,523 shares                               21,370,523
   Income & Growth Fund                                                   530,226 shares                               14,687,247
   J.P. Morgan U.S. Small Company
     Opportunities Fund                                                   135,362 shares                                1,220,963
   Diversified Bond Fund                                                  384,710 shares                                3,977,903
   Real Estate Fund                                                        32,956 shares                                  685,479
   Barclays Global Investors S&P 500
     Stock Fund                                                            17,649 shares                                2,378,079
   Royce Fund Low-Priced Stock                                            123,801 shares                                1,730,741
                                                                                                                     ------------
                                                                                                                       86,628,264
Common Stock:
   AmerUs Group Co.* - Core
     Investment Fund                                                      124,197 shares                                4,362,979

Personal Choice Retirement Account                                                                                      2,879,564

Participant loans receivable                                   Loans to participants, 4.0% to 10.0%
                                                                 due through 2018                                       2,792,631
NONPARTICIPANT DIRECTED:
Common stock:
   AmerUs Group Co.* - ESOP                                               287,515 shares              $  7,030,341     10,073,935
                                                                                                      ============   ------------
Total investments                                                                                                    $106,737,373
                                                                                                                     ============

*Indicates party in interest to the Plan.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

                                        All * AmerUs Savings and Retirement Plan
                                        ----------------------------------------
                                                     (Name of Plan)

Date: June 28, 2004             By  /s/ Douglas K. Owens
                                    --------------------------------------------
                                    Douglas K. Owens
                                    Vice President - Compensation & Benefits